SIDLEY AUSTIN LLP 787 Seventh Avenue New York, New NY 10019 +1 212 839 5300 +1 212 839 5599 AMERICA ● ASIA PACIFIC ● EUROPE

July 13, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Bennett

Brian Cascio

Jessica Ansart

Lauren Nguyen

Re:	Denali SPAC Holdco, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed May 31, 2023 File No. 333-270917

Ladies and Gentlemen:

On behalf of Denali SPAC Holdco, Inc. (the “Company”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 16, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-4

Q: Questions and Answers, page xiv

1.	Include a separate Question and Answer to highlight that Longevity was recently formed, currently has no significant assets and that the closings of the acquisitions are subject to the completion of this Business Combination.

Response: The Company acknowledges the Staff’s comment and has made changes on page xv of Amendment No. 2.

U.S. Securities and Exchange Commission
July 13, 2023

Q: Is the completion of the Merger subject to any conditions?, page xv

2.	We note your response to comment 1 and reissue the comment in part. You state that “the terms of the Merger Agreement provide that each of Denali and Longevity may waive any of the conditions to Closing in the Merger Agreement that are provided for their respective benefit, subject to compliance with applicable law and the Cayman Constitutional Documents.” Please revise your disclosure on page 6, and elsewhere throughout the registration statement, as appropriate, to clarify with greater specificity for each closing condition whether it may be waived and by which party. As examples, revise to clarify if Longevity’s acquisitions and the listing approval from Nasdaq are waivable conditions.

Response: The Company acknowledges the Staff’s comment and has made changes on pages xvi, 6 and 101 of Amendment No. 2.

Q: What are the material U.S. federal income tax consequences as a result of the Business Combination?, page xvi

3.	We note your response to comment 2 and reissue the comment. The tax opinion should address and express a conclusion for each material federal tax consequence. If you are unable to revise the tax opinion because there is significant uncertainty relating to the conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why. Additionally, with reference to your disclosure on pages 43 concerning your likely status as a PFIC, please note that counsel’s opinion should consider this PFIC status and also address whether the merger qualifies or does not qualify as a “reorganization” within the meaning of Section 368 of the Code. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The Company acknowledges the Staff’s comment regarding the tax opinion, and respectfully refers the Staff to the disclosure on page 177 under the heading “—Material U.S. Federal Income Tax Consequences —U.S. Holders — The Denali Merger” that provides that subject to the limitations, exceptions, and qualifications described in the Registration Statement and in the opinion filed as Exhibit 8.1 to the Registration Statement, and based on customary tax representations to be obtained from the Company, Holdco and Longevity, it is the opinion of Sidley Austin LLP, counsel to the Company, that the Denali Merger should, when taken together with the related transactions in the Business Combination, qualify as a transaction described in Section 351 of the Code for U.S. federal income tax purposes. The Company has modified the existing disclosure on page 181 to describe the degree of uncertainty in the opinion.

While the Company acknowledges that the Registration Statement states that Sidley Austin LLP is unable to opine as to whether the Denali Merger also qualifies as a “reorganization” under Section 368(a) of the Code (a “Reorganization”), (i) as clarified on page 178 of the Registration Statement, whether the Denali Merger qualifies as a Reorganization does not affect the availability of tax-deferral for U.S. holders of Denali Ordinary Shares, though it does affect the taxation of U.S. holders of Denali Public Warrants, (ii) the Registration Statement currently includes a paragraph under the heading “—Material U.S. Federal Income Tax Consequences — U.S. Holders — The Denali Merger” describing the factual and legal uncertainty regarding the qualification of the Denali Merger as a Reorganization, and (iii) the Registration Statement currently includes a paragraph under the heading “—Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Holders Exchanging Denali Public Warrants in the Denali Merger” describing the tax consequences to U.S. holders of Denali Public Warrants if the Denali Merger does not qualify as a Reorganization and a related risk factor.

The Company acknowledges the Staff’s comment regarding status as a PFIC, and respectfully refers the Staff to the existing disclosure beginning on page 180 under the heading “—Material U.S. Federal Income Tax Consequences — U.S. Holders — Passive Foreign Investment Company Status” and the related risk factor on pages 42 and 43 that describes the tax consequences to U.S. holders of PFIC status in the cases where the Denali Merger qualifies as a Reorganization or a Section 351 Exchange. The Company also notes the references to the PFIC disclosure in the discussions of the tax consequences to U.S. holders of Denali Ordinary Shares and Denali Public Warrants in the Denali Merger.

U.S. Securities and Exchange Commission
July 13, 2023

Q. Summary of the Proxy Statement/Prospectus
Interests of Denali’s Directors and Executive Officers in the Business Combination, page 16

4.	We note your response to comment 11 and reissue the comment. In your revised disclosure, you state that “[t]he Denali Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to Denali’s shareholders that they vote to approve the Business Combination.” While this disclosure states that the Board did consider these conflicts of interests, it does not clarify how they considered those conflicts in negotiating and recommending the business combination. Please revise.

Response: The Company acknowledges the Staff’s comment and has made changes on page 17 of Amendment No. 2.

Q. Unaudited Pro Forma Condensed Combined Financial Information
Other Financing and Reorganization Events, page 90

5.	We note your disclosure that Holdco is currently pursing a PIPE financing in order to raise additional capital in an amount sufficient to ensure the Minimum Cash Condition is satisfied at Closing. We also note that there is no commitment for the additional financing from the PIPE Investment but management believes it is probable that the estimated $37 million needed to meet the Minimum Cash Condition will be raised. Please address the following:

●	Revise to disclose why you believe the PIPE Financing is probable and the impact to this transaction if the funds are not raised.

●	Explain to us your basis for including these funds in your pro forma financial information considering there is no commitment.

●	Explain how the Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2023 on page 96 that includes the $37 million PIPE Investment meets the Minimum Cash Condition of at least $30 million in the Maximum Redemption Scenario.

Response: The Company acknowledges the Staff’s comment and has made changes on page 90 of Amendment No. 2.

In response to the second bullet regarding the Company’s basis for including the funds in the pro forma financial information without a commitment, the Company determined that the estimated PIPE was important to allow the reader of the pro forma financial information to understand the financial position of the Company under the maximum redemption scenario, which the Company believes is a likely scenario. In addition, the Merger Agreement between Denali and Longevity has a closing condition of $30 million minimum cash available to fund the balance sheet. It is also a closing condition of the Contribution and Exchange Agreements between Longevity and each of Aegeria, Cerevast and Novokera, respectively. Even though this closing condition may be waived, Article XIV of the Merger Agreement provides that all parties will use their commercially reasonable efforts to obtain commitments from a PIPE before closing and the parties are currently actively pursuing the PIPE, as disclosed on pages 131 through 134 of Amendment No. 2. While no commitments have been received as of yet, the parties anticipate receiving commitments for the PIPE financing prior to requesting the Registration Statement being declared effective and further updating the Registration Statement in a future amendment to reflect the terms of such financing. Further, because the Company will not know the level of redemptions until after the proxy has been mailed, the Company believes it will be necessary to raise PIPE subscriptions before mailing the proxy statement in an amount sufficient to satisfy the minimum cash condition across all levels of redemptions, otherwise the transaction is unlikely to close. Given the need to raise sufficient proceeds upfront before knowing the actual redemption levels, the Company believes receiving commitments for the PIPE financing are probable, otherwise the transaction would not occur without them, and should be included based on Regulation S-X Article 11-01(a)(8).

U.S. Securities and Exchange Commission
July 13, 2023

In response to the final bullet, the Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2023 meets the Minimum Cash Condition of at least $30 million in the Maximum Redemption Scenario because the Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2023 reflects the payment of debt and member payables that will be paid immediately following the closing of the transaction with the $30 million minimum cash balance. The payment of the debt and member payables has been included in the Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2023 due to the significance of the payments and the anticipated timing that they will be paid immediately following the closing. The Company respectfully refers the Staff to the disclosure on page 101 of Amendment No. 2, which notes that the repayment of these debt and member payable amounts will not impact the satisfaction of the Minimum Cash Condition in accordance with the terms of the Merger Agreement.

Background of the Business Combination, page 126

6.	We note your response to comment 19 and your revised disclosure throughout the “Background of the Business Combination” section and we reissue the comment in part. We also note that in your response to comment 27 you state that “all valuations or other material information provided to potential PIPE investors has been publicly disclosed,” however, you do not discuss any negotiation or marketing process for the Proposed PIPE transaction here. Please revise the Background section to detail the negotiations concerning key aspects of the Proposed PIPE transaction, including the negotiation and marketing processes. Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term of the Proposed PIPE transaction should be described and the proposing party identified.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 131, 133, and 134 of Amendment No. 2.

7.	We note your response to comment 20 and your revised disclosure, in particular on pages 130-131, discussing how the equity valuation evolved from $150 million to $128 million. We also note that you discuss briefly on page 132 the press release and investor presentation that were made public on January 26, 2023 following execution of the Merger Agreement. In this press release and the investor presentation, you state that the “pro forma equity valuation of approximately $236.2 million of the Combined Company, assuming no redemptions of Denali public shares by Denali’s public shareholders” Please revise your disclosure to address the basis of this equity valuation and explain the discrepancy between this equity valuation as announced on January 26, 2023 and the equity valuation of $128 million.

Response: The Company acknowledges the Staff’s comment and has made changes on page 134 of Amendment No. 2.

8.	We note your response to comment 24 and your revised disclosure on page 127 and reissue the comment in part. Please revise your disclosure to explain how and when the management team proceeded from seventeen targets down to seven targets, including an explanation for why ten companies were eliminated as potential targets. In addition, please revise your disclosure with respect to Company A to clarify why the company was eliminated as a potential target. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 128 and 129 of Amendment No. 2.

U.S. Securities and Exchange Commission
July 13, 2023

9.	We note your response to comment 26 and your revised disclosure on page 129 that on October 12, 2022, “senior management of Longevity provided Denali with an overview of the structure of the projection information and where to find the assumptions within the file provided.” Please revise to clarify what is meant here by “the structure of the projection information” and whether specific financial projections were provided at this time. Please also clarify whether this projection information and the assumptions provided on October 12, 2022 were materially changed at later points during the discussion. For example, we note you state that target projection models were discussed also on December 1, 2022.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 130 and 131 of Amendment No. 2.

Projected Financial Information, page 133

10.	We note your disclosure on page 134 that “[t]he projections presented below are for a ten- year period which was selected in order to show projections of potential future revenues for all product candidates.” Revise to disclose whether, and if so, why, the Board and Management considered these projections reasonable considering the clinical stage operations of the target companies and the extended period of the projections. In this regard, address the reasonableness of ten-year projections for revenues related to products which are in clinical stage and have not yet received FDA approval. Discuss how the ten- year projected time period was selected and provide a basis for the statement that the ten- year projections provide a “meaningful” discounted cash flow analysis.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 135 and 136 of Amendment No. 2.

11.	We note your response to prior comment 30 and reissue the comment in part. Please expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the financial projections to provide investors with sufficient information to evaluate the projected financial information. Please address the following:

●	For each product candidate, disclose the underlying projections and assumptions. Identify the geographical sales territories for the projected product revenues and the specific projected market adoption rates and realized pricing in each sales territory to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market adoption rates and projected realized pricing in each territory were determined.

●	For each product candidate, disclose the basis for the number of treatable cases.

●	Disclose any assumptions made regarding the impact of competition, including the possibility of new market entrants, and any other factors or contingencies that would affect the projections from materializing.

●	You disclose that Longevity management prepared the Projections in October 2022 and were shared with Denali management on November 1, 2022. Disclose whether these projections still reflect management’s views on future performance and whether management considered obtaining updated projections.

●	Clarify whether the ten-year time span was a consideration in the Board’s assessment.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 137, 138 and 139 of Amendment No. 2. In addition, the projected market adoption rates have been disclosed as market growth rates with a beginning and peak rate. The Company respectfully informs the Staff that it believes providing the actual prices used within the financial projects would be providing competitive information. The basis for determining the price has been disclosed to provide the reader with information on how the revenues were determined.

U.S. Securities and Exchange Commission
July 13, 2023

Information About Longevity, page 202

12.	We note your response to prior comment 37. Revise to highlight at the forefront of this section to make clear that Longevity was recently formed and you have presented the information with respect to Denali’s three acquisitions targets to assume that the transactions have closed, although there is no assurance that these transactions will close. Additionally, clarify, if true, that the closing of each of the acquisitions is conditioned upon the other.

Response: The Company acknowledges the Staff’s comment and has made changes on page 205 of Amendment No. 2.

Ophthalmology
LBI-001- Retinal Vein Occlusion (RVO), page 203

13.	We note your response to comment 37 and reissue the comment in part. Please revise your disclosure here, or elsewhere in the registration statement, as appropriate, to discuss material differences in the processes between submitting a supplement to the current IDE or submitting a new IDE to the FDA.

Response: The Company acknowledges the Staff’s comment and has made changes on page 208 of Amendment No. 2 to discuss the difference in the process between submitting a supplement to the current IDE versus submitting a new IDE to the FDA.

License Arrangements, page 229

14.	We note your response to comment 41 and reissue the comment in part. With respect to the JHU agreement, please quantify the up-front payment paid to JHU. With respect to the UAMS License, please quantify the up-front payment paid and the aggregate amounts of all potential milestone payments. With respect to the Doheny License, please quantify the license issuance fee. With respect to the UO License, please quantify the up-front payment. Please also clarify for each up-front payment or license issuance fee whether payment has already been made.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 232, 233, 234 and 235 of Amendment No. 2.

Novokera LLC Financial Statements
Note 1 - Organization and Description of Business, page F-134

15.	We note your response to comment number 52. Please revise the disclosure to explain why you have not included financial statements as of December 31, 2021 and for the period ended December 31, 2021, similar to your response.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Note 1 to the Novokera LLC financial statements on page F-134 of Amendment No. 2.

U.S. Securities and Exchange Commission
July 13, 2023

General

16.	We note your response to comment 53 and reissue in part. When available, disclose the beneficial ownership information of Haiyin Capital. We may have additional comments upon review of your response.

Response: The Company acknowledges the Staff’s comment and has made changes on page 300 of Amendment No. 2.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (212) 839-5430.

Sincerely,
/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Jiandong (Peter) Xu, Denali SPAC Holdco, Inc. Joshua G. Duclos, Sidley Austin LLP Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP